SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No.    )

The ExOne Company

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

302104104

(CUSIP Number)

S. Kent Rockwell

127 Industry Boulevard

North Huntingdon, Pennsylvania 15642

(724) 863-9663

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 302104104	Page 2 of 6

1	Name of reporting person S. Kent Rockwell
2	Check the appropriate box if a member or a group (a) ☐ (b) ☐
3	SEC use only
4	Sources of funds OO
5	Check box if disclosure or legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 4,931,027
	8	Shared voting power 0
	9	Sole dispositive power 4,931,027
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 4,931,027
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 37.1%
14	Type of reporting person IN

*	Mr. Rockwell disclaims beneficial ownership of shares owned by the S. Kent Rockwell 1997 Irrevocable Trust, which is the owner of 580,000 shares of common stock.

ORIGINAL REPORT ON SCHEDULE 13D

Item 1.	Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.01, (the “Common Stock”) of The ExOne Company, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 127 Industry Boulevard, North Huntingdon, PA 15642.

Item 2.	Identity and Background

This statement is filed by S. Kent Rockwell (“Mr. Rockwell” or the “Reporting Person”). Mr. Rockwell’s principal business address is 127 Industry Boulevard, North Huntingdon, PA 15642. Mr. Rockwell’s principal occupation is Chairman and Chief Executive Officer of the Issuer. During the past five years, Mr. Rockwell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction, as a result of which Mr. Rockwell was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Rockwell is a United States citizen.

On February 12, 2013, 12,983,602 Class A preferred share of the Issuer owned by Rockwell Holdings, Inc. (“RHI”) were converted, pursuant to their terms, into 1,366,694 shares of Common Stock, of which 611,667 shares were then sold by RHI to a group of underwriters pursuant to an underwriting agreement among the Issuer, Mr. Rockwell and FBR Capital Markets & Co., as representative of the several underwriters named therein.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of the Transaction

The purpose of this filing is to state that Mr. Rockwell is the beneficial owner of greater than 20% of the Common Stock of the Company.

Except as described above in this Item 4, Mr. Rockwell does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Rockwell reserves the right to change plans and take any and all actions that Mr. Rockwell may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by him, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Mr. Rockwell in light of his general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) Mr. Rockwell beneficially owns 4,931,027 shares of Common Stock, which is equal to approximately 37.1% of the outstanding shares, based on information from the Issuer that 13,281,605 shares of Common Stock are outstanding as of the date hereof. As of the date hereof, 4,176,000 of such beneficially owned shares of Common Stock are owned of record by Rockwell Forest Products, Inc. (“RFP”) and 755,027 of such beneficially owned shares of Common Stock are owned of record by RHI.

(b) Mr. Rockwell has sole voting and dispositive power for all such shares of Common Stock held of record by RFP and RHI. Mr. Rockwell is the beneficiary of the S. Kent Rockwell Revocable Trust, which is the indirect, sole stockholder of RFP. Mr. Rockwell is the beneficiary of the S. Kent Rockwell Revocable Trust, which is the indirect, sole stockholder of RHI.

(c) The following table details the transactions effected by Mr. Rockwell in the past 60 days, as described in Item 2 hereof:

Rockwell Holdings, Inc.

Date of Transaction	Number of Shares Sold	Price Per Share
February 12, 2013	611,667	$16.74

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Dated: February 21, 2013

By:	/s/ S. Kent Rockwell
S. Kent Rockwell